UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                No    ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated March 19, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 19, 2020

Chairman of the Comisión Nacional de Valores

Lic. Adrian Cosentino

RE.: Acceptance of director and alternate director’s resignations

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in order to inform you that today the Company received resignations from Mr. Alejo Maxit and Mr. Sebastián Luis Ibarzabal Murphy to their positions as Director and Alternate Director of Telecom Argentina, respectively, which are effective commencing on the next Annual Ordinary Shareholders´ Meeting.

Taking into account that the resignations received are due to personal reasons, are not malicious and do not affect the Company’s ordinary course of business, the Board of Directors accepted during its meeting held today the resignations submitted by Mr. Maxit and Mr. Ibarzabal Murphy.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 19, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations